EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

Cookson Peirce Core Equity Fund

A Special Meeting of Shareholders of the Cookson Peirce Core Equity  Fund (the “Fund”) was held June 25, 2010 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on April 30, 2010.  At the Special Meeting, shareholders were asked to an Investment Advisory Agreement between the Advisor and the Trust on behalf of the Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against	Abstained
1,063,248	0	0

Barrett Growth Fund

The Board of Trustees of The Barrett Funds, an open-end investment company organized as a Delaware statutory trust, called a special meeting of the shareholders of the Barrett Growth Fund, a separate series of The Barrett Funds, pursuant to a notice given to all shareholders of record at the close of business on December 31, 2009, to be held at the offices of the Barrett Growth Fund, located at 90 Park Avenue, New York, New York 10016, on Monday, March 29, 2010 at 10:00 a.m. Eastern time, for the following purpose:

1.
To approve a proposed Agreement and Plan of Reorganization for the Barrett Growth Fund, a series of The Barrett Funds (the “Acquired Fund”), and the Barrett Growth Fund (the “Acquiring Fund”), a series of Trust for Professional Managers (“TPM”), whereby the Acquiring Fund would acquire all of the assets and liabilities of the Acquired Fund in exchange for shares of the Acquiring Fund, which would be distributed pro-rata by the Acquired Fund to its shareholders, in complete liquidation of the Acquired Fund (the “Reorganization”). As a result of the Reorganization, each shareholder of the Acquired Fund will become a shareholder of the Acquiring Fund, which has identical investment policies and strategies and substantially similar investment restrictions as the Acquired Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against	Abstained
824,854	0	0